Financial Statements and Supplemental Information

Leumi Investment Services Inc.
(A Wholly Owned Subsidiary of Bank Leumi USA)
Year Ended December 31, 2019
With Report of Independent Registered Public Accounting Firm

This report is deemed confidential in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition, bound separately, has been filed with the Securities and Exchange Commission simultaneously herewith as a Public Document.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT

FORM X-17A-5

PART III

FACING PAGE

SEC FILE NUMBER
8-52993

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER – DEALER:

LEUMI INVESTMENT SERVICES INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 Madison Avenue 4th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Confidential Pursuant to Rule 17a-5(e)(3))

Sean P. Concannon 917-542-2115

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick LLP

(Name – if individual, state last, first, middle name)

1301 Avenue of the Americas, 7th Floor	New York	NY	10019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [ ] Certified Public Accountant
- [X] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

We, George Boyan and Sean P. Concannon, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of Leumi Investment Services Inc., (the Company), as of December 31, 2019, are true and correct. We further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer for the purposes of SEC Rule 15c3-3.

George Boyan
President

Sean P. Concannon
Chief Financial Officer

Sworn to before me on 2/24/2020

Notary Public

MARCELO CHOI
Notary Public, State of New York
No. 01-CH6153069
Qualified in New York County
My Commission Expires September 25, 2022

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Statement Regarding SEC Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

☒ (l) An Oath or Affirmation.

☐ (m) A copy of the SIPC Supplemental Report.

☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Leumi Investment Services Inc.
(A Wholly Owned Subsidiary of Bank Leumi USA)
Financial Statements and Supplemental Information
Year Ended December 31, 2019

Contents

CohnReznick LLP
cohnreznick.com


CohnReznick
ADVISORY • ASSURANCE • TAX

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors
of Leumi Investment Services Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Leumi Investment Services Inc. (the "Company") as of December 31, 2019, the related statements of net income, changes in shareholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

CohnReznick LLP

We have served as the Company's auditor since 2019.

New York, New York
February 24, 2020

Leumi Investment Services Inc.
(A Wholly Owned Subsidiary of Bank Leumi USA)
Statement of Financial Condition
As of December 31, 2019

Assets		
Cash	$	401,195
Deposit with clearing organization		100,000
Receivable from clearing organization		9,464,209
Accounts receivable		379,745
Equipment and leasehold improvements, less accumulated depreciation of $246,368		86,293
Other assets at fair value		209,228
Deferred tax assets		512,485
Total Assets	**$**	**11,153,155**
Liabilities and shareholder's equity		
Liabilities:		
Payable to Parent	$	1,317,118
Salaries and wages payable		709,691
Accounts payable		87,196
Total liabilities		**2,114,005**
Shareholder's equity:		
Common stock, $1 par value; authorized, 100 shares, 10 shares issued and outstanding		10
Additional paid-in capital		3,115,537
Retained earnings		5,923,603
Total shareholder's equity		**9,039,150**
Total liabilities and shareholder's equity	**$**	**11,153,155**

See accompanying notes.

Leumi Investment Services Inc.
(A Wholly Owned Subsidiary of Bank Leumi USA)
Statement of Net Income
For the Year Ended December 31, 2019

Revenues	
Commissions	$ 11,133,343
Insurance revenue	2,908,605
Referral fees	2,712,733
Revenue from mutual funds sales and asset management	1,555,820
Interest income	89,185
Other revenues	47,594
Total revenues	**18,447,280**
Expenses	
Employee compensation and benefits	7,360,697
Clearing and brokerage fees	1,283,168
Equipment expenses	955,197
Occupancy	807,249
Technology and communication	619,783
Professional fees	470,397
Other	966,432
Total expenses	**12,462,923**
Income before income taxes	5,984,357
Income tax expense	1,711,003
Net income	**$ 4,273,354**

See accompanying notes.

Leumi Investment Services Inc.
(A Wholly Owned Subsidiary of Bank Leumi USA)
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2019

	Common Stock	Additional Paid-in Capital	*Note 1* Retained Earnings	Total
Balance at January 1, 2019	$ 10	$ 3,115,537	$ 4,650,249	$ 7,765,796
Net income			4,273,354	4,273,354
Additions			-	-
Deductions			(3,000,000)	(3,000,000)
Balance at December 31, 2019	**$10**	**$3,115,537**	**$5,923,603**	**$9,039,150**

Note 1: Refer to Footnote 4 for further information on capital deductions.

See accompanying notes.

Leumi Investment Services Inc.
(A Wholly Owned Subsidiary of Bank Leumi USA)
Statement of Cash Flows
For the Year Ended December 31, 2019

Operating Activities		
Net income	**$**	**4,273,354**
Adjustments to reconcile net income to net cash used in operating activities:		
Liability for deferred income taxes		(51,080)
Depreciation		83,165
Changes in assets and liabilities:		
Increase in accounts receivable		(359,108)
Increase in receivable from clearing organization		(5,916,948)
Decrease in other assets at fair value		237,896
Decrease in accounts payable, salaries payable and other		(452,060)
Decrease in payable to Parent		(1,162,121)
Net cash used in operating activities		**(3,346,902)**
Financing Activities		
Dividend to Parent		(3,000,000)
Net cash used in financing activities		**(3,000,000)**
Cash – beginning of year		6,748,097
Cash – end of year	**$**	**401,195**
Supplemental disclosure of cash flow information:		
Income taxes paid to Parent	**$**	**1,206,939**

See accompanying notes.

1. Organization and Summary of Significant Accounting Policies

Leumi Investment Services Inc. ("LISI" or the "Company") is a wholly owned subsidiary of Bank Leumi USA ("BLUSA" or the "Parent"), which is a wholly owned subsidiary of Bank Leumi Le-Israel Corporation ("BLL Corp."). BLL Corp. is a majority owned subsidiary of Bank Leumi Le-Israel B.M., a banking corporation organized in Israel. The Company is a registered broker-dealer and investment advisor with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides brokerage services to individual and institutional customers.

The Company clears all of its securities through a third party broker-dealer on a fully disclosed basis. As such, the Company is exempt from the provisions of SEC Rule 15c3-3 (the "Customer Protection Rule") under the Securities and Exchange Act of 1934.

The following is a summary of significant accounting policies:

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the reporting period in the accompanying financial statements. Such estimates include the useful lives of equipment and leasehold improvements, and realization of deferred tax assets. Actual results could differ from such estimates.

Cash Flows

For purposes of reporting cash flows, the Company considers all highly liquid investments with original maturities of less than three months as cash equivalents.

Commissions, Related Clearing and Brokerage Fees

The Company buys and sells products on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission and/or a mark up. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to/from the customer.

Interest income

Amounts in this account are comprised of interest earned on interest earning assets.

Referral Fees and Revenue from Mutual Funds and Asset Management

The Company establishes customer relationships with mutual funds, other asset management funds, and asset management platforms. The Company enters into contracts with these funds when retail investors buy shares of the mutual fund. Fees are calculated as a percentage of the total value of the customer's funds. The Company believes the performance obligation is satisfied once a fund interest is sold to the retail customer as there are no distinctive identifiable performance obligations in connection with other shareholder services LISI may conduct. The revenue is calculated as a fixed percentage of the current value of the shares, and is received on an ongoing periodic basis so long as the investor remains invested in the fund.

Insurance Revenue

The Company refers clients to insurance brokers for certain life insurance products. The insurance brokers pay a commission to the Company upon execution of the life insurance product with the client. Fee arrangements are based on contractual agreements between the Company and insurance broker. The performance obligation for receiving these commissions is satisfied at the execution of the insurance product, since there is no further obligation required by the Company.

Receivable from Clearing Organization

Receivable from clearing organization consists of cash balances and readily convertible interest-earning money market assets held at a third party clearing broker-dealer.

Equipment and Leasehold Improvements

Equipment and leasehold improvements are stated at cost less accumulated depreciation. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the assets or the lease term, if shorter. Estimated useful lives are generally as follows: leasehold improvements – over the life of the lease, furniture and equipment – 3 to 10 years, and software – 5 years. Maintenance and repairs are charged to expense and improvements are capitalized.

Loans

The Company elected fair value option for its loans recorded in Other assets at fair value.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers*, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU replaced most existing revenue recognition guidance in U.S. GAAP when it became effective on January 1, 2018. LISI has reviewed the impact of the update and concluded this adoption did not have a material impact on the Company's financial condition, results of operations or cash flows, as the satisfaction of performance obligations under the new guidance is materially consistent with the Company's previous revenue recognition policies. Similarly, the amended guidance did not have a material impact on the recognition of costs incurred to obtain new contracts with clients.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, which amends the existing standards for lease accounting, effectively bringing most leases onto the balance sheets of the related lessees. ASU 2016-02 is effective for annual reporting periods beginning after December 15, 2018, with early adoption permitted. The guidance did not have a material impact on LISI's financial statements.

2. Net Capital and Other Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 6-2/3% of total aggregate indebtedness. At December 31, 2019, the Company had net capital of $7,687,618, which was $7,437,618 in excess of the minimum requirement. The Company's ratio of aggregate indebtedness to net capital was 27%. See supplemental information in Schedule I.

The Company has entered into a written agreement with its clearing firm which requires the clearing firm to perform a "Proprietary Accounts of Brokers-Dealers (PAB) reserve computation" with regard to all the assets of the Company held by the respective clearing firm. Consequently, the assets of the Company held at the clearing firm are treated as allowable assets for purposes of the Company's net capital computation.

3. Income Taxes

Income taxes are provided for using the asset and liability method under which deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of assets and liabilities. LISI reports interest expense related to income tax matters and income tax penalties in income tax expense. For Federal and state and local purposes, LISI is included in the consolidated tax return filed by the Parent. Pursuant to the tax sharing agreement, and in accordance with Accounting Standards Codification ("ASC") 740, *Income Taxes*, LISI computes its federal tax liability on a separate company basis. The corresponding income tax payable (or receivable) is presented as a due to (or from) the Parent. State and local income tax returns are prepared on a separate-return basis in tax jurisdictions where separate filing is required.

The difference between LISI's statutory tax rate and effective tax rate primarily relates to state and local income taxes, net of the federal benefit. The components of income tax expense for the year ended December 31, 2019, are as follows:

		2019
Current tax expense:		
Federal	$	**1,194,228**
State and local		**567,851**
Total current tax expense		**1,762,079**
Deferred tax expense:		
Federal		**(38,125)**
State and local		**(12,951)**
Total deferred tax expense		**(51,076)**
Total income tax expense	**$**	**1,711,003**

During the year ended December 31, 2019, there were no interest or penalties recorded through the income tax accounts.

Deferred Income Taxes

LISI calculates its deferred income taxes based on the temporary differences between the financial reporting and tax bases of assets and liabilities using enacted tax laws and tax rates that will be in effect when such differences are expected to reverse. A valuation allowance is established to reduce all or a portion of the deferred tax asset to the amount that more likely than not will be realized.

As of December 31, 2019, LISI had a net deferred tax asset of $512,485. The gross deferred tax asset of $528,479 and gross deferred tax liability of $15,994 relate to differences in the underlying basis for financial reporting and tax purposes. LISI did not record a valuation allowance for deferred tax assets as of December 31, 2019 as it is more likely than not that the assets will be realized.

Unrecognized Tax Benefits and Examinations

LISI recognizes tax positions in the financial statements only when it is more likely than not to be sustained upon examination by the relevant taxing authority based on its technical merits. The position is measured at the largest amount of benefit that will more likely than not be realized on settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the financial statements.

LISI, BLUSA, and BLL Corp. are currently under audit by the State of New York and New York City for 2015 through 2017 and the State of Illinois for 2016. The standard three-year statute of limitations remains in effect for returns filed in the Federal, New York State, New York City, California, Illinois, New Jersey and Florida jurisdictions. Accordingly, all years subsequent to and including 2016 remain open to examination.

At December 31, 2019, LISI had no unrecognized tax benefits. LISI does not expect significant changes in the unrecognized tax benefits to occur within the next 12 months.

4. Related-Party Transactions

During 2019, LISI executed one dividend, totaling $3 million, to its parent, Bank Leumi USA. LISI does not expect an adverse effect from the dividend distribution on its business or capital standing and LISI's net capital continues to be higher than the minimum requirement.

The Company has cash of $401,195 held in interest-free checking accounts with the Parent as of December 31, 2019.

Pursuant to a service agreement, the Parent provides certain operating and other administrative support facilities and services to the Company. Such facilities and services include treasury management and operation, use of office space, payroll, accounting, and other administration. These expenses consist of the following:

		2019
Employee compensation and benefits	$	3,370,787
Income tax expense		1,711,003
Occupancy		573,066
Equipment expenses		480,840
Technology and communication		125,405
Other		552,688
Total	$	6,813,789

As of the year ended December 31, 2019, the Company had a payable to the Parent of $1,317,118.

Previously, the Company purchased unsecured loans from the Parent. These loans are recorded at fair value and the total is recorded in other assets at fair value.

5. Financial Instruments with Off-Balance Sheet Credit Risk and Concentration of Credit Risk

The Company applies the provisions of ASC 460, *Guarantees*, which provides accounting and disclosure requirements for certain guarantees. In the normal course of business, the Company's clearing broker is exposed to risk of loss on customer transactions in the event of a customer's inability to meet the terms of its contracts, because the clearing broker may have to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations. The Company has guaranteed to indemnify the clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. The Company's liability under these arrangements is not quantifiable. However, the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no guarantee liability is carried on the statement of financial condition for these transactions. As of December 31, 2019, there were no amounts owed to the clearing broker by these customers.

The Company utilizes the services of a clearing broker for the settlement of its introduced customer's securities transactions. These activities may expose the Company to risk of loss in the event that the clearing brokers are unable to fulfill the terms of the contracts. The Company's liability under these arrangements is not quantifiable.

The Company maintains cash and cash equivilant balances at multiple financial institutions. At times, the amount on deposit at these institutions may exceed amounts covered by insurance provided by the U.S. Federal Deopsit Insurance Corporation ("FDIC) and the Securities Investor Protetcion Corporation ("SIPC"). The Company has not experienced any losses related to amounts in excess of FDIC and SIPC limits.

6. Commitments and Contingencies

The Company is subject to certain legal actions which arise out of the normal course of business. Management believes that the resolution of any litigation or investigation will not have a material adverse effect on the financial condition or results of operations of the Company.

7. Fair Value of Financial Instruments

The Company's other assets at fair value primarily consist of loan receivables and are short-term in nature. Consequently, carrying amounts of these assets and liabilities approximate estimated fair value.

As of December 31, 2019, other assets at fair value totaled $209,228. This asset is classified Level 3 in the fair valuation hierarchy.

The following table reflects gains and losses for all assets categorized as Level 3 as of December 31, 2019. There were no assets that were transferred into Level 3 during 2019.

Description	Beginning Balance	Realized and Unrealized Gains or Losses	Purchases, Sales, Other Settlement and Issuances, net	Ending Balance	Unrealized Losses for Level 3
Other Assets at Fair Value	$ 447,124	$ -	$ (237,896)	$ 209,228	
Total	**$ 447,124**	**$ -**	**$ (237,896)**	**$ 209,228**	**$ -**

8. Subsequent Events

Management has evaluated whether events or transactions have occurred after December 31, 2019, that would require recognition or disclosure in these financial statements through February 24, 2020, the date of issuance of these financial statements. Accordingly, management has determined that there were no subsequent events that require adjustment to, or disclosure in, the consolidated financial statements.

Leumi Investment Services Inc.
(A Wholly Owned Subsidiary of Bank Leumi USA)
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934
December 31, 2019

Computation of Net Capital and Aggregate Indebtedness

Total Ownership Equity	**$**	**9,039,150**
Non-allowable assets:		
Accounts receivable		379,745
Equipment and leasehold improvements - net		86,293
Deferred tax assets		512,485
Other assets		209,228
Money Market Haircut		163,781
Total non-allowable assets		**1,351,532**
Net capital before haircuts		7,687,618
Haircuts		
Net capital		**7,687,618**
Minimum net capital required (the greater of 6-2/3% of total aggregate indebtedness or $250,000)		250,000
Excess net capital	**$**	**7,437,618**
Computation of aggregate indebtedness		
Total aggregate indebtedness from statement of financial condition	$	2,114,005
Ratio of aggregate indebtedness to net capital		27

There were no material differences between the amounts presented above and the amounts included in the Company's December 31, 2019, unaudited FOCUS Report filed on January 21, 2019.

Leumi Investment Services Inc.
(A Wholly Owned Subsidiary of Bank Leumi USA)
Statement Regarding SEC Rule 15c3-3 Under the Securities Exchange Act of 1934
December 31, 2019

The Company is exempt from the provisions of SEC Rule 15c3-3 pursuant to paragraph (k)(2)(ii) as the Company clears all security transactions on a fully disclosed basis through a third party broker-dealer.